February 2, 2006

Securities and Exchange Commission                   TODD J. EMMERMAN
100 F Street, N.E.                                   212-940-8873
Washington, D.C. 20549                               E-MAIL ADDRESS
                                                     todd.emmerman@kattenlaw.com
Attention: John Zitko and Babette Cooper             Direct Fax Number
                                                     (212) 894-5873

      Re:   Rand Acquisition Corporation
            File No. 0-50908
            Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

      Set forth below is the response on behalf of Rand Acquisition Corporation (the "Company" or "Rand") to the comments of the staff (the "Staff") of the Securities and Exchange Commission contained in its letter, dated January 27, 2006, concerning the Preliminary Proxy Statement on Schedule 14A filed by Rand on January 13, 2006. We have set forth herein each comment of the Staff contained in the comment letter followed by our response.

1. The disclosure in the Form 8-K should provide the information discussed in our prior comment without qualifying this information by referring to the
      Schedule 14, (e.g. "As audited financial statements...are now available as part of Schedule 14A, Rand management does not believe that shareholders should utilize the financial information included in Exhibit 99.1 for any purpose..."). In general, the amended Form 8-K should reflect appropriate disclosure that would have been made at the time of the original filing on September 7. Please revise to state how you believe investors should utilize the financial information without qualifying your statement through reference to subsequently filed documents. Also, revise to use language similar to that in the legend of the Form 8-K filed on September 7, 2005, stating that investors should review the proxy statement when it is filed.

      RESPONSE:

      We have filed concurrently herewith a Form 8-K/A to modify the disclosure contained in the Form 8-K in the manner suggested by the Staff, as well as to delete the reconciliation attached thereto as Exhibit 99.2, as suggested by the Staff.

2. Please revise the first sentence of the last paragraph that refers to the "Form 8-K that was originally filed" and replace it with language referring to the currently filed Form.

      RESPONSE:

      We have filed concurrently herewith a Form 8-K/A to modify the disclosure contained in the Form 8-K in the manner suggested by the Staff.

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Securities and Exchange Commission
February 2, 2006
Page 2

3. With regard to adjustment viii, we note the credit of $438,000 to deferred charges and the opposing impact on stockholders' equity. We also note a $259,000 credit to depreciation expense; however we are not clear on the nature of the opposing entry. Please provide us with clarification on this matter.

      RESPONSE:

      In response to the Staff's comment, we note that the audited income statement contains a loss on debt extinguishment of $698,200, a line item that was not included on in the 8-K financial information and therefore not included in the reconciliation. The reduction in depreciation expense of $259,700 netted against the loss on debt extinguishment of $698,200 results in $438,500 decrease in net income as shown on the reconciliation of shareholders equity.

4. Based on our review of your proposed disclosure and supplemental schedule, it does not appear the inclusion in MD&A of a detailed description of the errors or tables presenting the restatement in a manner similar to disclosures outlined in APB 20 would be appropriate or useful to investors. Revise the second paragraph of Management's Discussion and Analysis in the Schedule 14A to provide disclosure more aligned with your proposed Form 8-K disclosure. This disclosure should address the points we outlined in our comment letter dated January 19, 2006. Also, revise Management's Discussion and Analysis to remove discussion of the reconciliation which is no longer being included in the Form 8-K.

      RESPONSE:

      We have filed concurrently herewith a Schedule 14A with has been revised to modify the disclosure contained in the second paragraph of the section of the Schedule 14A entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation of Lower Lakes" in the manner suggested by the Staff, and otherwise updated.


                           **************************

      Please contact Todd Emmerman (212-940-8873) should you have any further questions.

      Sincerely yours,


      /s/ Todd J. Emmerman

      Todd J. Emmerman